Exhibit 99.1

PayPay Corporation Reports

Fourth Quarter and Full Year ended March 31, 2026 Financial Results

Our dual engines—Payment and Financial Service—fueled a standout year. Profit for the year reached ¥117.8 billion, up 201% year-on-year alongside 27% Total Revenue growth and a 29% Adjusted EBITDA margin. We continue to demonstrate the high-growth, high-margin potential of our business model.

Financial guidance for the fiscal year ending March 31, 2027 anticipates Total Revenue in the range of ¥454.0 to ¥462.0 billion and an Adjusted EBITDA in the range of ¥134.5 to ¥140.5 billion.

Tokyo, JAPAN, May 7 (May 6 EDT), 2026 – PayPay Corporation (NASDAQ: PAYP) ("PayPay" or the "Company"), today released its unaudited financial results for the fourth quarter and full year ended March 31, 2026, prepared in accordance with IFRS Accounting Standards, as well as managerial results.

Financial Highlights

Fourth Quarter ended March 31, 2026

•
Total Revenue - Reached ¥102.2 billion, maintaining a powerful growth trajectory at 30% year-on-year. While the Payment segment continued its robust and steady expansion, the Financial Service segment delivered even higher growth, serving as another engine that propelled our consolidated momentum.
o
Payment Segment - Total Revenue ¥82.2 billion, up 27% year-on-year, continuing its high-velocity growth, with GMV (Gross Merchandise Value) reaching ¥4.98 trillion—a 23% year-on-year increase fueled by accelerating Online channel GMV as well as PayPay Credit—defined as payments made by linking a PayPay Card to the PayPay app, and PayPay Card—defined as payments made using PayPay Card (physical card) adoption. Take Rate increased by 0.05 percentage points year-on-year to 1.65%, underpinned by a shift in the GMV mix. Specifically, the ratio of high-margin Online Payment within the combined PayPay Balance and PayPay Credit GMV rose to 18%, up 3 percentage points year-on-year (the ratio of Online Payment excludes GMV from transactions made within e-commerce services operated by LY Corporation). Furthermore, the significant expansion of interest income from PayPay Credit and PayPay Card—including revolving, installment, and cash advance—further bolstered the year-on-year increase in the Take Rate.
•
PayPay MTU (Monthly Transacting Users) - Expanded to 41.0 million. This 10% year-on-year growth outpaced the 7% rise in registered users, which totaled 73.4 million, signaling a steady increase in the active rate—caluculated as PayPay MTU divided by PayPay registered users.
•
Payment Segment Monthly GMV per MTU - Closed at ¥41,293, representing an 11% year-on-year uplift. This expansion was driven by two factors: increased transaction frequency and higher average ticket sizes, the latter supported by a favorable shift toward PayPay Credit GMV and PayPay Card GMV as well as Online Payment GMV.
o
Financial Service Segment - Total Revenue ¥21.2 billion, up 47% year-on-year, underpinned by the successful scaling of our banking platform. The number of PayPay Bank Deposit Accounts hit approximately 10 million, reflecting an effective cross-selling strategy within the ecosystem. Balance of Deposits grew 23% year-on-year to ¥2.3 trillion. Building on this solid funding base, Balance of Loans reached ¥1.2 trillion, up 34% year-on-year primarily propelled by strong mortgage loans growth. This growth, combined with a reduction in external guaranteed fee rate—which is deducted from interest income—effective from the third quarter ended December 31, 2025, and increased interest from securities and purchased receivables following the rise in policy rates, resulted in a standout 78% year-on-year surge in interest income, totaling ¥10.4 billion.

Exhibit 99.1

•
Profitability - Profit for the period reached ¥14.5 billion, representing a 42% increase year-on-year. Adjusted EBITDA surged 104% year-on-year to ¥28.6 billion, with margins expanding to 28% as a result of the operating leverage captured during the period. Even as our financial balances scaled, Total Transaction Cost (comprising the sum of settlement-related costs, provision for loss allowance, and interest expenses) as a percentage of Total Revenue declined to 23%, a marked reduction from 25% in the prior year. While the rising policy interest rate environment led to a manageable increase in funding costs at PayPay Card Corporation and PayPay Bank Corporation, this was more than offset by enhanced efficiency in settlement-related costs and well-controlled credit costs. This performance underscores a fundamental strengthening of our earnings power.

Full Year ended March 31, 2026

•
Total Revenue - Increased 27% year-on-year to ¥380.7 billion.
o
Payment Segment - Total Revenue rose 25% year-on-year to ¥311.2 billion, fueled by surging transaction and service income from GMV expansion and increased interest income from PayPay Credit and PayPay Card (revolving, installment, and cash advance).
o
Financial Service Segment - Total Revenue jumped 35% year-on-year to ¥72.4 billion, driven by higher loan balance and increased interest from securities and purchased receivables following the rise in policy rates.
•
Total GMV - Reached ¥19.4 trillion, up 23% year-on-year. Growth was primarily driven by the steady expansion of PayPay MTU base and an uplift in Payment Segment Monthly GMV per MTU.
•
Profitability & Operating Efficiency:
o
Total Transaction Cost: Stood at ¥84.2 billion, up 17% year-on-year. Notably, the cost rate as a percentage of Total Revenue decreased to 22% (down 1.9 percentage points year-on-year), reflecting enhanced operational efficiency.
o
Operating Profit: Surged 126% year-on-year to ¥80.1 billion, with margins expanding to 21%. This performance reflects significant operating leverage captured through the combination of robust top-line growth, transaction cost optimization, and disciplined expense management. Furthermore, PayPay Securities Corporation—which was consolidated as a subsidiary in April 2025—achieved its first-ever full-year operating profit this fiscal year, marking a significant turnaround since its establishment.
o
Profit for the year: Jumped 201% year-on-year to ¥117.8 billion. This includes a one-time tax benefit of ¥57.5 billion resulting from the recognition of deferred tax assets at PayPay Corporation.
o
Adjusted EBITDA: Rose 89% year-on-year to ¥111.1 billion, delivering a strong 29% margin.

Exhibit 99.1

Business Updates

Evolution into a Leading Digital Financial Platform

•
Expansion of eKYC (electronic Know-Your-Customer)-Verified User Base - The number of eKYC-verified users surpassed 40 million as of the end of March 2026—one of the largest digital customer bases in Japan, rivaling even the major traditional banks and securities firms—representing more than half of PayPay’s 73 million registered users. The provision of a secure and reliable digital financial platform for all users, including merchants, remains the highest priority. To this end, promoting identity verification (eKYC) is positioned as a critical strategic initiative aimed at preventing fraudulent activities and reinforcing Anti-Money Laundering (AML) and Counter-Terrorist Financing (CFT) measures. Furthermore, eKYC acts as a critical enabler for seamless cross-use across our expanding financial ecosystem. By leveraging verified identity information, the friction typically associated with onboarding for new services—such as bank account opening or securities brokerage—is significantly reduced, offering users a streamlined and frictionless experience. Reflecting the fundamental importance of eKYC within the PayPay ecosystem, a strategic revision to the "PayPay STEP" loyalty program was announced in February 2026. Effective June 2, 2026, users who have not completed the identity verification process will no longer be eligible for point rewards or benefit increases under the program.
•
Industry-Leading Growth in PayPay Card Issuance - PayPay Card has emerged as the frontrunner in the credit card industry, achieving market-leading growth with 2.9 million net additions in CY2025 (January-December) alone—a scale that places us at the very top of the sector(1). This relentless momentum drove our total active card base to 16.86 million as of March 31, 2026—a 22% increase year-on-year, primarily powered by an increase in the card approval rate, made possible through the application of a proprietary credit model.

(1) Net additions are calculated based on the year-on-year increase in the number of active cards or contracts as of December 31, 2025. Figures are derived from publicly available financial results and disclosure materials of three peer companies for the period ended December 31, 2025.

•
Strategic Launch of Domestic Retail Distribution for PayPay’s IPO through PayPay Securities: We successfully facilitated the domestic retail offering of PayPay's IPO shares (PayPay ADS) through PayPay Securities. This strategic initiative drove a significant increase in new accounts, adding 190 thousand accounts quarter-over-quarter (up 12%). It is also important to note that PayPay Securities recorded annual operating profit for the first time since its establishment.

Capturing the Next Generation

•
Nurturing Youth Engagement: The 'PayPay U18 Support Project' was launched on March 3, 2026, specifically targeting eKYC-verified users aged 12 to 18 to accelerate PayPay point accumulation. By offering relaxed reward conditions and specialized bonuses for financial service usage, we are effectively locking in younger demographics early. This initiative not only expands our future user base but also promotes financial literacy. In this initiative, PayPay has designed a seamless flow from initial onboarding to everyday payments, the use of points, and experiences with financial services. As users start a new phase in life, the company will further create an environment in which users can readily feel the benefits simply by continuing to use “PayPay” every day.

Exhibit 99.1

Key Financial and Operating Metrics

The following table sets forth a summary of key financial and operating metrics for the years ended March 31, 2026 and 2025, and the three-month periods ended March 31, 2026 and 2025.

	For the years ended March 31,		For the three-month period ended March 31,
	2025	2026	2025	2026
	(in millions of yen, unless otherwise indicated)
Total Revenue	¥299,078	¥380,662	¥78,631	¥102,184
Settlement related costs	¥43,662	¥48,731	¥11,193	¥12,383
Provision for loss allowance	¥23,942	¥24,923	¥6,701	¥7,527
Interest expenses	¥4,254	¥10,590	¥1,531	¥3,343
Total Transaction Cost	¥71,858	¥84,244	¥19,425	¥23,253
Operating profit	¥35,510	¥80,082	¥7,326	¥19,074
Operating profit margin	12%	21%	9%	19%
Profit for the year (period)	¥39,157	¥117,810	¥10,200	¥14,473
Profit for the year (period) margin	13%	31%	13%	14%

Non-IFRS Financial Measure:
Adjusted EBITDA(1)	¥58,650	¥111,130	¥14,003	¥28,593
Adjusted EBITDA Margin(2)	20%	29%	18%	28%

Operating Metrics:	(in trillions of yen, unless otherwise indicated)
Consolidated
Total GMV(3)	¥15.68	¥19.36	¥4.12	¥5.07
Payment segment
PayPay Balance GMV(4)	¥9.07	¥10.84	¥2.34	¥2.79
PayPay Credit GMV(5)	¥3.48	¥4.64	¥0.94	¥1.22
PayPay Card GMV(6)	¥2.84	¥3.55	¥0.76	¥0.97
Payment Segment GMV(7)	¥15.39	¥19.03	¥4.05	¥4.98
Take Rate(8)	1.61%	1.64%	1.60%	1.65%
Cost Rate(9)	1.42%	1.30%	1.45%	1.38%
PayPay MTU (millions of users)(10)	37.23	40.97	37.23	40.97
PayPay Number of Transactions (millions of transactions)(11)	7,807	9,243	1,996	2,359
Financial service segment
PayPay Bank Balance of Deposits (billions of yen)(12)	¥1,841.0	¥2,269.1	¥1,841.0	¥2,269.1
PayPay Bank Balance of Loans (billions of yen)(13)	¥926.9	¥1,238.6	¥926.9	¥1,238.6

Notes:

(1) Adjusted EBITDA is defined as profit for the year (period) plus income tax expense (benefit), share of loss of investments accounted for using the equity method, depreciation and amortization, loss on disposal of property and equipment and intangible assets, share-based payment expense, amortization of contract cost, listing-related expenses, M&A-related expenses and net interest expense (income) from corporate borrowings and treasury assets. Share of profit (loss) of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

(2) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Total Revenue.

(3) Total GMV, or gross merchandise value, is defined as the total of PayPay Balance GMV, PayPay Credit GMV, PayPay Card GMV and PayPay Bank Visa Debit Card GMV, excluding the GMV of cancelled transactions. PayPay Bank Visa Debit Card GMV is defined as payments made using PayPay Bank Visa Debit Card (physical card) and Cardless Visa Debit transaction volume for both personal and corporate use, excluding the GMV of PayPay Debit GMV and ATM withdrawal amounts when using the cash card function, excluding the GMV of any cancelled transactions.

(4) PayPay Balance GMV is defined as payments made using PayPay Balance, PayPay Debit, PayPay Balance Card, other credit card payment linked to the PayPay app and payments made through other payment services and networks such as Alipay+ and HIVEX® via PayPay code payment, excluding top-ups to PayPay Balance with PayPay Card and excluding the GMV of cancelled transactions.

Exhibit 99.1

(5) PayPay Credit GMV is defined as payments made using PayPay Credit, top-ups to PayPay Balance made using PayPay Card and GMV made by linking a PayPay Card to the PayPay app without linking a PayPay account, excluding the GMV of cancelled transactions.

(6) PayPay Card GMV is defined as payment made using PayPay Card (physical card), excluding top-ups to PayPay Balance with PayPay Card and excluding the GMV of cancelled transactions.

(7) Payment Segment GMV is defined as the total of PayPay Balance GMV, PayPay Credit GMV and PayPay Card GMV, excluding the GMV of cancelled transactions.

(8) Take Rate is defined as Payment segment’s Total Revenue divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).

(9) Cost Rate is defined as Payment segment’s operating expenses divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).

(10) PayPay MTU is defined as the number of unique users who completed at least one payment per month that contributes to PayPay Balance or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions. PayPay MTU over a quarterly or annual period represents the figure from the last month in the relevant period.

(11) PayPay Number of Transactions is defined as the total number of completed transactions that contribute to PayPay Balance GMV or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions.

(12) PayPay Bank Balance of Deposits is defined as the sum of demand deposit and time deposit.

(13) PayPay Bank Balance of Loans is defined as the sum of mortgage loans, overdraft and other.

Exhibit 99.1

The following tables reconcile Adjusted EBITDA from profit for the year (period), which is the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented. The adjustments presented below are primarily depreciation expenses that do not result in a cash outflow, temporary expenses and non-operating income and expenses.

	For the year ended March 31		For the three-month period ended March 31,
	2025	2026	2025	2026
	(in millions of yen, except percentages)
Profit for the year (period)	¥39,157	¥117,810	¥10,200	¥14,473
Add: Income tax expense (benefit)	(4,196)	(37,865)	(3,040)	4,363
Add: Share of loss of investments accounted for using the equity method(1)	549	137	166	238
Add: Depreciation and amortization	20,093	23,758	5,607	6,208
Add: Share-based payment expenses(2)	-	1,730	-	1,730
Add: Amortization of contract cost	1,297	1,724	349	481
Add: Loss on disposal of property and equipment and intangible assets	702	1,356	207	811
Add: Listing-related expenses(3)	302	2,202	302	286
Add: M&A-related expenses(4)	330	593	153	162
Add: Net interest expense (income) from corporate borrowings and treasury assets(5)	416	(316)	59	(159)
Adjusted EBITDA	¥58,650	¥111,130	¥14,003	¥28,593
Divided by: Total Revenue	299,078	¥380,662	78,631	¥102,184
Adjusted EBITDA Margin(6)	20%	29%	18%	28%

Notes:

(1) Share of loss of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

(2) Share-based payment expenses represent compensation granted to directors, officers, and employees in exchange for their services, consisting of equity-settled awards (non-cash expenses) and cash-settled awards (expenses involving future cash outflows). These expenses are recognized by allocating the fair value of each award over its respective vesting period. Following the completion of PayPay’s IPO, the cumulative expense recognition commenced in the fourth quarter ended March 31, 2026. Notably, in the calculation of Adjusted EBITDA, only equity-settled share-based payment expenses are adjusted as non-cash items, while cash-settled expenses are not adjusted.

(3) Listing-related expenses consist of the fees and expenses of the professional advisors that we hired in connection with the preparations for our initial public offering.

(4) M&A-related expenses, which consist of the fees and expenses of the professional advisors that we hired in connection with acquisitions and investments, such as our acquisition of PayPay Bank Corporation and PayPay Securities Corporation and accrued expenses related to holdbacks in connection with a prior acquisition.

(5) Net interest expense (income) from corporate borrowings and treasury assets comprises interest expense on borrowings from LY Corporation, offset by interest income derived from guarantee deposits, cash and cash equivalents, and government securities within the payment segment.

(6) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Total Revenue.

Exhibit 99.1

Financial Guidance

	For the year ending March 31,			For the three-month period ending June 30,
	2027			2026
	(in millions of yen)
Total Revenue	¥454,000	to	¥462,000	¥103,000	to	¥105,000

Adjusted EBITDA	¥134,500	to	¥140,500	¥30,500	to	¥32,500

Conference Call

PayPay will host a conference call to discuss earnings at 7:00 am Eastern Time, 8:00 pm JST on Thursday, May 7, 2026. The conference call will be live on PayPay's investor relations website at https://ir.paypay.ne.jp/. A replay of the call will be available on the same website following the call.

Participating on the call will be:

•
Ichiro Nakayama, Representative Director President, Corporate Officer, Chief Executive Officer,
•
Wataru Kagechika, Managing Corporate Officer, Chief Financial Officer,
•
Toshiki Motoda, Corporate Officer, Head of Corporate Strategy Division and Finance Division,
•
Kotaro Emae, Head of Investor Relations

Contact

Investor Relations: investor.relations@paypay-corp.co.jp

Public Relations: pr@paypay-corp.co.jp

Exhibit 99.1

Cautionary Note Regarding Forward-Looking Statements and Financial Guidance

This release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify these statements by forward-looking words such as “expectation,” “forecast,” “anticipation,” “intention,” “plan,” “possibility,” “may,” “will,” “should,” “anticipate,” “could,” “would,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “goal,” “objective,” “seek,” or “continue,” the negative of these terms and other comparable terminology. Forward-looking statements in this release may relate to, but are not limited to, expectations of future results of operations or financial performance of the Company, including expectations related to full-year and quarter Total Revenue growth and Adjusted EBITDA, expectations regarding certain of our key financial and operating metrics, our business and growth strategy, including future product development plans, our market opportunity, the performance of newly launched products and innovations, our technological capabilities, the demand for the Company’s products and services, our expectations and management of future growth and acceleration, and our expectations regarding our industry and traditional banks, as well as assumptions relating to the foregoing. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include risks related to our ability to manage our growth effectively; our ability to attract new users, retain our active users and expand the scope of our relationship with our active users; our ability to attract new merchants to utilize our services, grow our relationships with our existing merchants, and increase transaction volumes across our payment settlement services; our ability to maintain and expand synergies between our code-based payment settlement services and our credit card payment services; our ability to maintain and strengthen the ecosystem effects of our platform; our alliances with the shareholders of our consolidated subsidiaries and equity-method affiliates; changes in the expansion and development of the cashless payments industry and the digital financial services industry in Japan; our ability to implement pricing strategies and expand our service offerings; our ability to maintain, protect, and enhance our strong and trusted brand; our ability to maintain or improve our technology infrastructure; and the complex and evolving laws and regulations applicable to our business and the banking ecosystem. Statements regarding our financial guidance and targets are forward-looking and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those projected. Moreover, new risks and uncertainties emerge from time to time, and it is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this release. These forward-looking statements reflect the Company’s views with respect to future events as of the date of this release and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Further information on these risks and other factors that could affect our financial results are set forth in our regulatory filings and periodic reports. Except required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this release.

Non-IFRS Financial Measures and Key Metrics

This release includes financial information prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). This release also includes non-IFRS financial information, which should be considered supplemental to, not a substitute for, or superior to, the financial measures calculated in accordance with IFRS. Some of the non-IFRS financial measures that are included in this release are Adjusted EBITDA and Adjusted EBITDA Margin. We use these non-IFRS financial measures in conjunction with IFRS measures to evaluate our operating performance, formulate business plans, prepare budgets and forecasts, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. We believe that these non-IFRS financial measures provide useful information to investors, analysts, and others about our business and financial performance, enhance their overall understanding of our performance, and can assist in providing a more consistent and comparable overview of our financial performance across periods. There are a number of limitations related to the use of these non-IFRS financial measures and their nearest IFRS equivalents. For example, the Company’s definitions of non-IFRS financial measures may differ from non-IFRS financial measures used by other companies. For reconciliations to the most directly comparable IFRS measure, see the financial tables attached to this release. However, the Company is unable to provide a reconciliation of certain non-IFRS guidance measures to the corresponding IFRS measures on a forward-looking basis without unreasonable effort due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-IFRS measures. Notwithstanding the foregoing, it is important to note that material changes to reconciling items could have a significant effect on future IFRS results. Additionally, this release includes key operating metrics that we use to evaluate our operating performance, formulate business plans, and make strategic decisions.

Unaudited Financial Information

Please note that the financial information for the periods presented in this release is unaudited and derived from the Company's management accounts.

Industry and Market Data

This release may contain information, estimates and other statistical data derived from third-party sources. While the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company has not independently verified such data.

Exhibit 99.1

TABLE OF CONTENTS

Consolidated Financial Statements and Notes to Consolidated Financial Statements (Unaudited)

Consolidated Statements of Financial Position (Unaudited)	10
Consolidated Statements of Profit or Loss for the year (Unaudited)	11
Consolidated Statements of Profit or Loss for the three months (Unaudited)	12
Consolidated Statements of Comprehensive Income for the year (Unaudited)	13
Consolidated Statements of Comprehensive Income for the three months (Unaudited)	13
Consolidated Statements of Changes in Equity for the year ended (Unaudited)	14
Consolidated Statements of Cash Flows for the year (Unaudited)	15
Notes to Consolidated Financial Statements (Unaudited)
1. Segment Information	16
2. Cash and Cash Equivalents	18
3. Guarantee Deposits	18
4. Loans and Advances to Customers	19
5. Securities	19
6. Deposits	20
7. Borrowings	20
8. Revenue	21
9. Operating Expenses	23

Exhibit 99.1

Consolidated Statements of Financial Position (Unaudited)

	(In millions of yen)
	Notes	March 31, 2025	March 31, 2026
Assets
Cash and cash equivalents	2	369,811	363,083
Guarantee deposits	3	244,229	74,139
Call loans		63,000	40,014
Accounts receivable		141,054	150,372
Loans and advances to customers	4	1,927,607	2,512,851
Securities	5	1,075,748	1,736,835
Other financial assets		23,130	32,293
Property and equipment		14,493	14,879
Right-of-use assets		14,799	12,175
Intangible assets		65,672	66,466
Goodwill		15,157	15,157
Investments accounted for using the equity method		1,012	12,762
Deferred tax assets		49,392	107,275
Other assets		37,001	37,711
Total assets		4,042,105	5,176,012
Liabilities
Deposits	6	2,385,939	2,952,495
Accounts payable		949,397	1,122,338
Income tax payables		6,477	13,073
Borrowings	7	399,578	564,956
Other financial liabilities		34,207	48,116
Provisions		7,041	7,403
Lease liabilities		12,097	9,549
Deferred tax liabilities		377	206
Other liabilities		23,261	27,115
Total liabilities		3,818,374	4,745,251
Shareholders’ equity
Issued capital		91,434	200,635
Share premium		13,727	86,730
Retained earnings (Accumulated deficit)		(4,887)	109,869
Accumulated other comprehensive loss		(379)	(3,055)
Equity attributable to owners of the parent company		99,895	394,179
Non-controlling interests		123,836	36,582
Total shareholders’ equity		223,731	430,761
Total liabilities and shareholders’ equity		4,042,105	5,176,012

See Notes to Consolidated Financial Statements (Unaudited)

Exhibit 99.1

Consolidated Statements of Profit or Loss (Unaudited)

		(In millions of yen)
		For the year ended
	Notes	March 31, 2025	March 31, 2026
Transaction and service income		203,595	251,041
Interest income		88,442	116,488
Gains (losses) on financial instruments		5,529	10,250
Other operating income		1,512	2,883
Total revenue	1, 8	299,078	380,662
Point expenses		(50,362)	(60,195)
Settlement related cost		(43,662)	(48,731)
Employee benefit expenses		(41,483)	(47,641)
Professional and outsourcing services expenses		(28,767)	(28,099)
Provision for loss allowance		(23,942)	(24,923)
Other operating expenses		(75,352)	(90,991)
Total operating expenses	1, 9	(263,568)	(300,580)
Operating profit	1	35,510	80,082
Share of loss of investments accounted for using the equity method		(549)	(137)
Profit before tax		34,961	79,945
Income tax benefit		4,196	37,865
Profit for the period		39,157	117,810
Attributable to
Owners of the parent company		36,170	115,034
Non-controlling interests		2,987	2,776
			(In yen)
Earnings per share
Earnings per share attributable to owners of the parent company (1)
Basic earnings per share		65.76	180.42
Diluted earnings per share		65.76	178.55

(1) The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted.

See Notes to Consolidated Financial Statements (Unaudited)

Exhibit 99.1

Consolidated Statements of Profit or Loss (Unaudited)

		(In millions of yen)
		For the three months ended
	Notes	March 31, 2025	March 31, 2026
Transaction and service income		52,850	65,716
Interest income		24,016	32,937
Gains (losses) on financial instruments		1,587	2,593
Other operating income		178	938
Total revenue	1, 8	78,631	102,184
Point expenses		(13,028)	(15,707)
Settlement related cost		(11,193)	(12,383)
Employee benefit expenses		(10,867)	(14,831)
Professional and outsourcing services expenses		(7,676)	(6,799)
Provision for loss allowance		(6,701)	(7,527)
Other operating expenses		(21,840)	(25,863)
Total operating expenses	1, 9	(71,305)	(83,110)
Operating profit	1	7,326	19,074
Share of loss of investments accounted for using the equity method		(166)	(238)
Profit before tax		7,160	18,836
Income tax benefit (expenses)		3,040	(4,363)
Profit for the period		10,200	14,473
Attributable to
Owners of the parent company		9,687	13,513
Non-controlling interests		513	960
			(In yen)
Earnings per share
Earnings per share attributable to owners of the parent company (1)
Basic earnings per share		17.61	20.98
Diluted earnings per share		17.61	20.75

(1) The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted.

See Notes to Consolidated Financial Statements (Unaudited)

Exhibit 99.1

Consolidated Statements of Comprehensive Income (Unaudited)

	(In millions of yen)
		For the year ended
	Notes	March 31, 2025	March 31, 2026
Profit for the period		39,157	117,810
Other comprehensive income (loss) for the period, net of tax
Items that may be reclassified subsequently to profit or loss
Changes in the fair value of debt instruments at FVTOCI		(3,525)	(3,342)
Reclassification to profit or loss of debt instruments at FVTOCI on derecognition		71	(58)
Exchange differences on translation of foreign operations		(10)	(10)
Total comprehensive income for the period, net of tax		35,693	114,400

Total comprehensive income for the period, net of tax attributable to
Owners of the parent company		35,910	112,390
Non-controlling interests		(217)	2,010

	(In millions of yen)
		For the three months ended
	Notes	March 31, 2025	March 31, 2026
Profit for the period		10,200	14,473
Other comprehensive income (loss) for the period, net of tax
Items that may be reclassified subsequently to profit or loss
Changes in the fair value of debt instruments at FVTOCI		(1,713)	(1,627)
Exchange differences on translation of foreign operations		(12)	(14)
Total comprehensive income for the period, net of tax		8,475	12,832

Total comprehensive income for the period, net of tax attributable to
Owners of the parent company		9,572	12,310
Non-controlling interests		(1,097)	522

Exhibit 99.1

Consolidated Statements of Changes in Equity (Unaudited)

For the year ended March 31, 2025
	(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Accumulated deficit	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
Balance as of April 1, 2024 (Restated)		94,180	14,617	(43,516)	(119)	65,162	126,089	191,251
Profit for the period		—	—	36,170	—	36,170	2,987	39,157
Other comprehensive loss		—	—	—	(260)	(260)	(3,204)	(3,464)
Total Comprehensive income (loss) for the period		—	—	36,170	(260)	35,910	(217)	35,693
Dividends paid to non-controlling interests		—	—	—	—	—	(2,519)	(2,519)
Dividends paid to the ultimate parent company		—	—	(283)	—	(283)	—	(283)
Transfer from issued capital to share premium		(2,746)	2,746	—	—	—	—	—
Transfer from share premium to accumulated deficit		—	(2,746)	2,746	—	—	—	—
Changes in interests in subsidiaries		—	(485)	—	—	(485)	485	—
Other		—	(405)	(4)	—	(409)	(2)	(411)
Total transactions with owners and other transactions		(2,746)	(890)	2,459	—	(1,177)	(2,036)	(3,213)
Balance as of March 31, 2025		91,434	13,727	(4,887)	(379)	99,895	123,836	223,731

For the year ended March 31, 2026
	(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Retained earnings (Accumulated deficit)	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
Balance as of April 1, 2025		91,434	13,727	(4,887)	(379)	99,895	123,836	223,731
Profit for the period		—	—	115,034	—	115,034	2,776	117,810
Other comprehensive loss		—	—	—	(2,644)	(2,644)	(766)	(3,410)
Total Comprehensive income (loss) for the period		—	—	115,034	(2,644)	112,390	2,010	114,400
Dividends paid to non-controlling interests		—	—	—	—	—	(2,909)	(2,909)
Dividends paid to the ultimate parent company		—	—	(311)	—	(311)	—	(311)
Issuance of new shares		109,201	107,818	—	—	217,019	—	217,019
Issuance of share acquisition rights		—	2,014	—	—	2,014	—	2,014
Changes due to business combinations of entities under common control - PayPay Securities Corporation and PayPay Bank Corporation		—	(36,827)	—	—	(36,827)	(86,358)	(123,185)
Other		—	(2)	33	(32)	(1)	3	2
Total transactions with owners and other transactions		109,201	73,003	(278)	(32)	181,894	(89,264)	92,630
Balance as of March 31, 2026		200,635	86,730	109,869	(3,055)	394,179	36,582	430,761

Exhibit 99.1

Consolidated Statements of Cash Flows (Unaudited)

	(In millions of yen)
		For the year ended
	Notes	March 31, 2025	March 31, 2026
Cash flows from (used in) operating activities
Profit before tax		34,961	79,945
Adjustments for:
Depreciation and amortization		21,391	25,482
Loss on disposal of property and equipment and intangible assets		696	1,338
Share-based payment expenses		—	1,847
Other income and costs		618	(1,517)
Changes in assets and liabilities:
Guarantee deposits	3	77,656	170,090
Call loans		53,083	22,986
Accounts receivable		(3,266)	(9,327)
Loans and advances to customers	4	(399,055)	(585,244)
Securities	5	(31,256)	(72,277)
Deposits	6	249,362	566,556
Accounts payable		145,558	173,856
Other financial assets		1,890	(7,005)
Other financial liabilities		2,327	13,393
Provisions		(1,864)	6
Other		10,030	6,865
Cash provided by operations		162,131	386,994
Income tax paid		(6,870)	(12,573)
Income tax refunded		588	876
Net cash provided by operating activities		155,849	375,297

Cash flows from (used in) investing activities
Purchases of securities	5	(463,314)	(779,962)
Proceeds from sale of securities	5	177,885	189,284
Purchases of property and equipment		(4,822)	(6,369)
Purchases of intangible assets		(17,264)	(17,823)
Payment for acquisition of subsidiaries		(5,759)	—
Purchase of investment accounted for using the equity method		(1,360)	(11,655)
Other		(5,343)	(2,302)
Net cash used in investing activities		(319,977)	(628,827)

Cash flows from (used in) financing activities
Net increase (decrease) in short-term borrowings	7	(128,700)	199,982
Proceeds from long-term borrowings	7	842,300	722,600
Repayments of long-term borrowings	7	(917,898)	(757,203)
Repayments of lease liabilities		(2,820)	(2,744)
Proceeds from issuance of new common shares		—	217,522
Payments for the purchase of the equity interest of subsidiaries, through business combinations of entities under common control		—	(130,185)
Dividends paid to non-controlling interests		(2,519)	(2,909)
Dividends paid to the ultimate parent company		(283)	(311)
Other		(405)	—
Net cash provided by (used in) financing activities		(210,325)	246,752

Effect of exchange rate changes on cash and cash equivalents		(59)	50
Decrease in cash and cash equivalents		(374,512)	(6,728)
Cash and cash equivalents at the beginning of the year	2	744,323	369,811
Cash and cash equivalents at the end of the year	2	369,811	363,083

See Notes to Consolidated Financial Statements (Unaudited)

Notes to Consolidated Financial Statements (Unaudited)

Exhibit 99.1

1. Segment Information

Profit or Loss for the Group's Reportable Segments

For the year ended March 31, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	176,597	26,998	—	203,595
Inter-segment revenue	1,454	1,362	(2,816)	—
Total transaction and service income	178,051	28,360	(2,816)	203,595
Interest income	68,623	19,819	—	88,442
Gains (losses) on financial instruments	276	5,253	—	5,529
Other operating income	1,304	208	—	1,512
Total revenue	248,254	53,640	(2,816)	299,078
Operating expenses	(217,898)	(48,486)	2,816	(263,568)
Segment profit	30,356	5,154	—	35,510

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(549)
Profit before tax				34,961

For the year ended March 31, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	220,770	30,271	—	251,041
Inter-segment revenue	1,124	870	(1,994)	—
Total transaction and service income	221,894	31,141	(1,994)	251,041
Interest income	84,574	32,674	(760)	116,488
Gains (losses) on financial instruments	2,327	7,923	—	10,250
Other operating income	2,422	628	(167)	2,883
Total revenue	311,217	72,366	(2,921)	380,662
Operating expenses	(246,722)	(56,779)	2,921	(300,580)
Segment profit	64,495	15,587	—	80,082

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(137)
Profit before tax				79,945

Exhibit 99.1

For the three months ended March 31, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	45,806	7,044	—	52,850
Inter-segment revenue	477	205	(682)	—
Total transaction and service income	46,283	7,249	(682)	52,850
Interest income	18,183	5,833	—	24,016
Gains (losses) on financial instruments	133	1,454	—	1,587
Other operating income	113	65	—	178
Total revenue	64,712	14,601	(682)	78,631
Operating expenses	(58,750)	(13,237)	682	(71,305)
Segment profit	5,962	1,364	—	7,326

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(166)
Profit before tax				7,160

For the three months ended March 31, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	57,519	8,197	—	65,716
Inter-segment revenue	54	211	(265)	—
Total transaction and service income	57,573	8,408	(265)	65,716
Interest income	23,335	10,362	(760)	32,937
Gains (losses) on financial instruments	350	2,243	—	2,593
Other operating income	955	150	(167)	938
Total revenue	82,213	21,163	(1,192)	102,184
Operating expenses	(68,753)	(15,549)	1,192	(83,110)
Segment profit	13,460	5,614	—	19,074

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(238)
Profit before tax				18,836

Exhibit 99.1

2. Cash and Cash Equivalents

Cash and cash equivalents are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Payment:
Cash and demand deposits	141,289	53,439
Restricted cash related to transfers of credit card receivables	734	697
Subtotal	142,023	54,136
Financial service:
Cash and demand deposits	15,530	16,322
Deposits with the Bank of Japan	212,258	292,622
Other	—	3
Subtotal	227,788	308,947
Total	369,811	363,083

3. Guarantee Deposits

Guarantee deposits are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Payment:
Guarantee deposits under Payment Services Act (1)(2)(3)(4)	219,466	49,734
Subtotal	219,466	49,734
Financial service:
Other	24,763	24,405
Subtotal	24,763	24,405
Total	244,229	74,139

(1) In accordance with the Payment Services Act, the Group is required to safeguard unused prepaid balances held by users of PayPay settlement services through prescribed measures, including making a security deposit (the "guarantee deposit") or investing in government securities with the Legal Affairs Bureau. The balance is required to cover 100% of the total unused prepaid balance of PayPay Money and 50% of the total unused prepaid balance of PayPay Money Lite.

(2) In addition to maintaining the guarantee deposits and government securities with Legal Affairs Bureau, the Group adopted an additional method for safeguarding the unused prepaid balances through the establishment of a consolidated trust during the year ended March 31, 2026, and the Group reports the trust arrangement to the Kanto Local Finance Bureau. Through this trust arrangement, the trust made security deposit at PayPay Bank Corporation instead of making a deposit with the Legal Affairs Bureau. The trust's funds held by PayPay Bank Corporation are managed in the normal course of the banking business.

(3) The total balance of the guarantee deposits, the government securities, and the assets held by the trust amounts to 250,329 million yen and 306,747 million yen as of March 31, 2025 and 2026, respectively. The Company has deposited 196,500 million yen to PayPay Bank Corporation under the trust arrangement as of March 31, 2026.

(4) The balance also includes regulatory safeguarding assets maintained in connection with digital wage payment services pursuant to the Ordinance for Enforcement of the Labor Standards Act. The balance was 5,002 million yen and 5,011 million yen as of March 31, 2025 and 2026, respectively.

Exhibit 99.1

4. Loans and advances to customers

Loans and advances to customers are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Payment:
Credit card receivables	1,045,681	1,321,827
Loss allowance	(43,739)	(45,312)
Subtotal	1,001,942	1,276,515
Financial service:
Mortgage loans (1)	664,594	909,483
Overdraft	261,943	312,255
Other	383	16,879
Loss allowance	(1,255)	(2,281)
Subtotal	925,665	1,236,336
Total	1,927,607	2,512,851

(1) Mortgage loans include the loans acquired from a financial institution with a guarantee up to 1% provided by the seller, which amounts to 187,471 million yen and 175,950 million yen as of March 31, 2025 and 2026, respectively.

5. Securities

Securities are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Payment:
Japanese government securities	35,953	65,612
Subtotal	35,953	65,612
Financial service:
Japanese government securities	329,062	713,244
Corporate and other debt securities	295,707	416,121
Asset backed securities	282,333	337,685
Exchange traded funds	132,509	202,879
Equity securities	184	1,294
Subtotal	1,039,795	1,671,223
Total	1,075,748	1,736,835

Exhibit 99.1

6. Deposits

Deposits are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Payment:
PayPay Users’ deposits (1)(2)	391,595	451,263
Subtotal	391,595	451,263
Financial service:
Demand deposits	1,688,643	2,090,486
Time deposits	152,393	178,594
Deposits from customers in the securities business	142,236	221,374
Other	11,072	10,778
Subtotal	1,994,344	2,501,232
Total	2,385,939	2,952,495

(1) PayPay Users’ deposits are PayPay Balance and Other Items held by PayPay Users in PayPay Settlement Services.

(2) PayPay Users' deposits include PayPay Money which PayPay Users can withdraw at users' discretion. The balance of PayPay Money amounts to 170,030 million yen and 212,179 million yen as of March 31, 2025 and 2026, respectively.

7. Borrowings

Components of Borrowings are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Payment:
Loan payables	213,050	280,825
Commercial papers	84,000	73,000
Subtotal	297,050	353,825
Financial service:
Loan payables	102,528	211,131
Subtotal	102,528	211,131
Total	399,578	564,956

Exhibit 99.1

8. Revenue

(1) Disaggregation of Revenue

(i) Revenue recognized from contracts with customers and other sources

	(In millions of yen)
	For the year ended
	March 31, 2025	March 31, 2026
Revenue from contracts with customers
Transaction and service income	203,595	251,041
Revenue from other sources
Interest income (1)	88,442	116,488
Gains (losses) on financial instruments	5,529	10,250
Other operating income	1,512	2,883
Total	299,078	380,662

	(In millions of yen)
	For the three months ended
	March 31, 2025	March 31, 2026
Revenue from contracts with customers
Transaction and service income	52,850	65,716
Revenue from other sources
Interest income (1)	24,016	32,937
Gains (losses) on financial instruments	1,587	2,593
Other operating income	178	938
Total	78,631	102,184

(1) The Group pays guarantee fees to third-party financial institutions to mitigate the credit risk of loans and advances to customers. In accordance with IFRS 9, these guarantee fees, which represent amounts paid by the Group, are included in the calculation under the effective interest method and therefore reduce interest income. The guarantee fees were 18,163 million yen and 20,747 million yen for the year ended March 31, 2025 and 2026, respectively, and 4,725 million yen and 4,863 million yen for the three months ended March 31, 2025 and 2026, respectively.

(ii) Disaggregation of revenue from contracts with customers by type of service

For the year ended March 31, 2025
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	193,237	—	193,237
Credit Payment Settlement Services and Acquiring Services(1)	37,192	—	37,192
Debit Payment Settlement Services	—	5,077	5,077
Payment settlement services deduction	(77,161)	(1,309)	(78,470)
Subtotal	153,268	3,768	157,036
Financial services	—	22,269	22,269
Other (2)	23,329	961	24,290
Total	176,597	26,998	203,595

Exhibit 99.1

For the year ended March 31, 2026
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	245,799	—	245,799
Credit Payment Settlement Services and Acquiring Services (1)	46,019	—	46,019
Debit Payment Settlement Services	—	5,468	5,468
Payment settlement services deduction	(100,358)	(1,413)	(101,771)
Subtotal	191,460	4,055	195,515
Financial services	—	24,706	24,706
Other (2)	29,310	1,510	30,820
Total	220,770	30,271	251,041

For the three months ended March 31, 2025
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	52,179	—	52,179
Credit Payment Settlement Services and Acquiring Services(1)	9,921	—	9,921
Debit Payment Settlement Services	—	1,237	1,237
Payment settlement services deduction	(21,985)	(335)	(22,320)
Subtotal	40,115	902	41,017
Financial services	—	5,685	5,685
Other (2)	5,691	457	6,148
Total	45,806	7,044	52,850

For the three months ended March 31, 2026
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	64,767	—	64,767
Credit Payment Settlement Services and Acquiring Services (1)	12,696	—	12,696
Debit Payment Settlement Services	—	1,412	1,412
Payment settlement services deduction	(27,557)	(367)	(27,924)
Subtotal	49,906	1,045	50,951
Financial services	—	6,767	6,767
Other (2)	7,613	385	7,998
Total	57,519	8,197	65,716

(1) Revenue from Credit Payment Settlement Services and Acquiring Services is presented net of interchange fees charged by the credit card issuer in respect of Acquiring Services, as the Group recognizes revenue based on the settlement amount of the purchase transaction and the predetermined rate, less such interchange fees. The interchange fees were 10,819 million yen and 11,023 million yen for the year ended March 31, 2025 and 2026, respectively, and 2,607 million yen and 2,958 million yen for the three months ended March 31, 2025 and 2026, respectively.

(2) Other in the Payment segment includes revenues primarily earned from a monthly paid subscription plan for PayPay Merchants, and is presented net of a revenue deduction, which amounts to 3,408 million yen and 4,554 million yen for the year ended March 31, 2025 and 2026, respectively, and 1,093 million yen and 1,172 million yen for the three months ended March 31, 2025 and 2026, respectively. These deductions mainly relate to consideration payable to customers in connection with annual membership fees for PayPay Card Gold.

Exhibit 99.1

9. Operating Expenses

Operating expenses by nature are as follows:

For the year ended March 31, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	50,362	—	—	50,362
Settlement related cost (2)	33,645	10,592	(575)	43,662
Employee benefit expenses	32,984	8,499	—	41,483
Professional and outsourcing services expenses	19,887	8,997	(117)	28,767
Provision for loss allowance	23,368	574	—	23,942
Other operating expenses
Depreciation and amortization	14,705	5,388	—	20,093
License fees	18,027	—	—	18,027
Interest expenses	2,628	2,278	(652)	4,254
Advertising and promotion expenses	6,896	4,528	(693)	10,731
Tax and charges	3,038	2,014	—	5,052
Amortization of contract cost	1,297	—	—	1,297
Other	11,061	5,616	(779)	15,898
Subtotal	57,652	19,824	(2,124)	75,352
Total	217,898	48,486	(2,816)	263,568

For the year ended March 31, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	60,195	—	—	60,195
Settlement related cost (2)	37,817	11,713	(799)	48,731
Employee benefit expenses	36,790	10,865	(14)	47,641
Professional and outsourcing services expenses	20,336	8,120	(357)	28,099
Provision for loss allowance	23,861	1,062	—	24,923
Other operating expenses
Depreciation and amortization	17,018	6,740	—	23,758
License fees	18,060	839	—	18,899
Interest expenses	3,920	6,997	(327)	10,590
Advertising and promotion expenses	7,281	3,028	(303)	10,006
Tax and charges	3,889	2,054	—	5,943
Amortization of contract cost	1,724	—	—	1,724
Other	15,831	5,361	(1,121)	20,071
Subtotal	67,723	25,019	(1,751)	90,991
Total	246,722	56,779	(2,921)	300,580

Exhibit 99.1

For the three months ended March 31, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	13,028	—	—	13,028
Settlement related cost (2)	8,667	2,674	(148)	11,193
Employee benefit expenses	8,410	2,457	—	10,867
Professional and outsourcing services expenses	5,496	2,215	(35)	7,676
Provision for loss allowance	6,527	174	—	6,701
Other operating expenses
Depreciation and amortization	4,032	1,575	—	5,607
License fees	4,668	—	—	4,668
Interest expenses	625	937	(31)	1,531
Advertising and promotion expenses	2,426	1,493	(188)	3,731
Tax and charges	1,284	338	—	1,622
Amortization of contract cost	349	—	—	349
Other	3,238	1,374	(280)	4,332
Subtotal	16,622	5,717	(499)	21,840
Total	58,750	13,237	(682)	71,305

For the three months ended March 31, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	15,707	—	—	15,707
Settlement related cost (2)	9,651	2,940	(208)	12,383
Employee benefit expenses	11,307	3,527	(3)	14,831
Professional and outsourcing services expenses	5,108	1,803	(112)	6,799
Provision for loss allowance	7,128	399	—	7,527
Other operating expenses
Depreciation and amortization	4,573	1,635	—	6,208
License fees	4,645	270	—	4,915
Interest expenses	1,441	2,140	(238)	3,343
Advertising and promotion expenses	2,251	666	(67)	2,850
Tax and charges	1,975	442	—	2,417
Amortization of contract cost	481	—	—	481
Other	4,486	1,727	(564)	5,649
Subtotal	19,852	6,880	(869)	25,863
Total	68,753	15,549	(1,192)	83,110

(1) Point expenses are incurred primarily when the Group grants reward points to PayPay User through various reward programs, which PayPay users can use reward points at the merchants to pay off balance due in a purchase transaction.

(2) Settlement related cost includes fees paid to banks for users to charge their PayPay Balance from their bank accounts and brand or network fees paid to international card brands. Settlement related cost also includes interbank transaction fees.